NOTICE TO READER OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying interim consolidated financial statements of Cusac Gold Mines Ltd. consisting of the interim consolidated balance sheet as at September 30, 2007 and the interim consolidated statements of operations and deficit and cash flows for the three-month and nine-month periods ended September 30, 2007 and 2006 are the responsibility of the Company’s management. These interim consolidated financial statements have not been reviewed on behalf of the shareholders by the independent auditors of the Company. The interim consolidated financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these interim consolidated financial statements in accordance with Canadian generally accepted accounting principles.

Cusac Gold Mines Ltd.
Consolidated Balance Sheets
(Stated in Canadian Dollars)

	September 30, 2007	December 31, 2006

Assets	(Unaudited)	(Audited)
Current
Cash and cash equivalents	$1,033	$121,072
Receivables	191,355	222,127
Prepaid expenses	89,475	35,423
Advances (Note 15)	–	167,670
Deposit	10,213	–
Inventory – Mine Supplies	50,711	140,163
Inventory – Gold Dore’	7,764	–
Flow-through share proceeds (Note 18)	367,875	660,000
	718,426	1,346,455
Deferred financing charges (Note 11)	12,103	66,553
Long-term investments and advances (Note 5)	880	203,241
Property, plant and equipment (Note 7 )	632,815	788,864
Resource properties and development costs (Note 8)	3,927,576	2,211,569
	$5,291,800	$4,616,682

Liabilities and Shareholders’ Equity
Liabilities
Current
Bank indebtedness (Note 9)	$397,769	$–
Accounts payable and accrued liabilities	1,953,800	940,275
Loans from related parties (Note 10)	41,817	12,605
Subscription payable	–	20,000
Current portion of capital lease obligation (Note 6)	26,781	29,205
	2,420,167	1,002,085
Convertible debentures (Note 11)	2,716,735	1,937,456
Capital lease obligation (Note 6)	–	19,480
Asset retirement obligations (Note 12)	659,510	638,002
	5,796,412	3,597,023
Shareholders’ equity (deficit)
Share capital (Note 13)	26,502,459	23,872,120
Convertible debenture (Note 11)	1,495,212	1,495,212
Contributed surplus	1,819,343	1,469,560
Deficit	(30,321,626)	(25,817,233)
	(504,612)	1,019,659
	$5,291,800	$4,616,682

Approved by the Board:

/s/ David Brett	/s/ Luard J. Manning
Director	Director

Cusac Gold Mines Ltd.
Consolidated Statements of Operations and Deficit
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2007	2006	2007	2006

Revenue (Net of Treatment & Refining) (Note 19)	$–	$–	$366,401	$–
Expenses
Exploration	5,202	767,531	846,085	964,574
Administration	10,393	360,882	739,714	1,110,770
Mine operations & maintenance	428,303	–	2,601,144	–
Amortization of property, plant and equipment	56,888	57,685	170,165	68,197
Total Expenses	(500,786)	(1,186,098)	(4,357,108)	(2,143,541)
Loss from operations	(500,786)	(1,186,098)	(3,990,707)	(2,143,541)
Other income (expense)
Amortization of deferred financing	4,981	–	(54,450)	–
Accretion of convertible debt discount	(495,245)	–	(850,410)	–
Interest expense on convertible debenture	(106,839)	–	(246,304)	–
Interest income	5,113	25,803	18,022	42,642
(Loss) gain on sale of equipment	(3,143)	–	15,460	–
Gain on sale of investment	3,992	–	603,996	–
Net loss for the period	(1,091,927)	(1,160,295)	(4,504,393)	(2,100,899)
Deficit, beginning of period	(29,229,699)	(21,469,034)	(25,817,233)	(20,528,430)
Deficit, end of period	$(30,321,626)	$(22,629,329)	$(30,321,626)	$(22,629,329)

Net loss per share – basic and diluted	$(0.01)	$(.02)	$(0.06)	$(.04)

Weighted average shares outstanding	79,691,299	61,514,167	75,163,213	57,361,963

Cusac Gold Mines Ltd.
Consolidated Statements of Cash Flows
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2007	2006	2007	2006
Cash flows used in operating activities
Net loss for the period	$(1,091,927)	$(1,160,295)	$(4,504,393)	$(2,100,899)
Items not involving cash
Accretion of asset retirement obligations	7,169	7,169	21,508	21,509
Accretion of convertible debenture discount	495,245	–	850,410	–
Amortization of property, plant and equipment	56,888	57,685	170,165	68,197
Amortization of deferred financing fees	50,909	45,719	54,450	45,719
Gain on sale of equipment	3,143	–	(15,460)	–
Interest on convertible debentures	106,839	112,091	246,304	112,091
Loss on sale of investments	(3,992)	–	(603,996)	–
Stock -based compensation (Note 15)	–	–	317,103	195,400

Net change in:
Advances	–	–	167,670	–
Inventory	123,133	–	81,688	–
Flow-through share proceeds	(77,202)	–	292,125	–
Receivables	64,397	(89,614)	30,772	(130,126)
Prepaid expenses	45,623	176,097	(54,052)	(376,136)
Deposits	(10,213)	–	(10,213)	(10,213)
Accounts payable and accrued liabilities	98,764	370,911	197,726	300,850
	(131,224)	(480,237)	(2,758,193)	(1,873,608)

Cash flows provided by financing activities
Capital lease	(7,302)	–	(21,904)	–
Proceeds from (repayment of) related party loans	29,803	766	29,212	(6,467)
Deferred financing costs	–	–	–	(259,076)
Net proceeds on issue of common shares	573,053	195,588	2,325,584	2,903,216
Net proceeds on issue of convertible debenture	–	–	–	3,048,750
(Repayment of) increase in bank overdraft	397,769	–	397,769	(290,556)
	993,323	196,354	2,730,661	5,395,867

Cash flows used in investing activities
Acquisition of property	–	(284,858)	–	(962,387)
Acquisition of property, plant and equipment	(45,767)	–	(45,767)	–
Expenditures on resource properties	(882,712)	(942,459)	(900,208)	(993,429)
(Increase) decrease in flow through share proceeds	–	668,769	–	(397,034)
Proceeds on equipment disposal	53,282	–	47,111	–
Repayment from (advances to) affiliated companies	–	(25,925)	–	(26,441)
Proceeds on disposal of investments	9,552	–	806,357	–
	(865,645)	(584,473)	(92,507)	(2,379,291)

Increase (decrease) in cash for the period	(3,546)	(868,356)	(120,039)	1,142,968
Cash and cash equivalents beginning of period	4,579	2,012,334	121,072	1,010

Cash and cash equivalents, end of period	$1,033	$1,143,978	$1,033	$1,143,978
Supplementary information
Interest paid	$–	$2,642	$–	$15,991
Non-cash investing and financing activities
Amortization of deferred financing costs	$50,909	$45,719	$54,450	$45,719
Accretion of asset retirement obligation	$7,169	$7,169	$21,508	$21,509
Stock based compensation	$–	$–	$317,103	$195,400

Cusac Gold Mines Ltd.
Notes to Consolidated Financial Statements
September 30, 2007
(Unaudited)

1.	Basis of Presentation

The interim consolidated financial statements included herein, presented in accordance with generally accepted accounting principles in Canada and stated in Canadian dollars, have been prepared by the Company, without audit.

These interim consolidated financial statements do not include all the note disclosures required for annual financial statements. It is suggested that these interim financial statements should be read in conjunction with the audited financial statements of the Company for the year ended December 31, 2006 and the notes thereto included in the Company’s annual report. The Company follows the same accounting policies in the preparation of interim reports.

These interim consolidated financial statements reflect all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for the fair presentation of the information contained therein.

2.	Going Concern

These accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of the assets and the satisfaction of liabilities and commitments in the normal course of business.

The Table Mountain Mine, having only recently restarted operations, has not demonstrated profitability in 2007. Milling of ore from the Rory Vein commenced at the end of December of 2006, stopped in January 2007, resumed in February 2007 and processed ore from time to time in batches up to April 2007. At that time, mining of ore from the Rory Vein stopped due to low tonnage a grade and the Company then focused its operations on developing the East Bain Vein for gold production. Mine operations during the period consisted primarily of pre-production underground development work related to the East Bain Vein.

The Company’s continued existence as a going concern is dependent upon its ability to achieve profitable gold production at the Table Mountain Mine and/or to continue to obtain adequate financing arrangements. Management’s plans in this regard are to achieve profitable gold production in 2007 and obtain additional equity or debt financing to as needed to enable to the Company to continue its efforts towards the exploration and development of its mineral properties and attain profitable gold production at the Table Mountain Mine.

While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for operations.

Cusac Gold Mines Ltd.
Notes to Consolidated Financial Statements
September 30, 2007
(Unaudited)

3.	Nature of Business

Cusac Gold Mines Ltd. (the”Company”) is in the business of exploring, developing and mining resource properties. Production commenced in February 2007. The recoverability of amounts shown for resource properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to recommence producing gold at the Table Mountain Mine as well as the future profitable production or proceeds from the disposition of such properties.

4.	Change in Accounting Policies

Effective January 1, 2007, in accordance with the application transitional provisions, the Company adopted without restating prior periods, the new recommendations of the CICA Handbook included in Section 3855 “Financials Instruments – Recognition and Measurement”, Section 3865, “Hedges”, Section 1530 “Comprehensive Income” and Section 3861 “Financial Instruments – Disclosure and

Presentation”. Sections 3855 and 3861 deal with the classifications, recognition, measurement, presentation and disclosure of financial instruments and non-financial derivatives in the financial statements. Section 3865 deals with the standards for when and how hedge accounting may be applied, Section 1530 deals with the presentation of comprehensive income and Section 3251 deals with the presentation of equity and changes in equity for the period.

Adoption of these recommendations has the following impacts on the classification and measurement of the Company’s financial instruments:

Cash and cash equivalents and short term investments are classified as “held-for-trading”. They are measured at fair value and changes in fair value are recognized in earnings.

Investments other than “held-for-trading” are classified as “available-for-sale”. They are measured at fair value and changes in fair value are recognized in accumulated other comprehensive income, a component of equity on the balance sheet.

Accounts payable, accrued liabilities, and amounts due to related parties are classified as other financial liabilities and are measured at cost.

A reconciliation of the amounts contained in accumulated other comprehensive income is as follows:

Accumulated
Other
Comprehensive
Income

Balance, December 31, 2006	$–
Adjustment for CICA 3855 adoption	567,727
Decreases to fair market value during period	(810)
Decreases due to realization of gain	(566,484)
Balance, September 30, 2007	$433

Amounts recognized in other comprehensive income relate solely to unrealized holding gains of long term investments. The Company has not recognized the unrealized holding gain of $433 as at September 30, 2007 as the amount is considered nominal.

Cusac Gold Mines Ltd.
Notes to Consolidated Financial Statements
September 30, 2007
(Unaudited)

5.	Long-term Investments and Advances

	No. of	September 30,	December 31,
	Shares	2007	2006
Investments in common shares
Consolidated Pacific Bay Minerals Ltd., less than 1%
interest in common shares (2006 – 6%)	3,667	$880	$203,080

ClearFrame Solutions Corp. (formerly ClearFrame
Solutions Inc.), less than 1% interest in common shares
(2006 - 1%)	21,750	–	–

		$880	203,080
Advances

Consolidated Pacific Bay Minerals Ltd		–	161
		$880	$203,241

The advances, except as discussed below, are unsecured, non-interest bearing and without specific terms of repayment. Consolidated Pacific Bay Minerals Ltd. has common directors with the Company.

ClearFrame Solutions Corp. (formerly ClearFrame Solutions Inc.) (“ClearFrame”) had common directors during 2004, but as a result of a restructuring, as at December 31, 2004, ClearFrame and the Company had no common directors.

During the nine month period ended September 30, 2007, the Company sold 1,672,000 shares of Consolidated Pacific Bay Minerals Ltd. for proceeds of $609,410.

6.	Capital Lease Obligation

The Company acquired a piece of mine equipment through a capital lease. The terms of the lease are as follows:

	September 30,	December 31,
	2007	2006

Monthly lease payment		$2,296
Term of the lease		2 years
Imputed Interest		rate 22%

Total capital lease payment		$55,104
Present value of lease		$47,000
Unpaid balance	$26,781	$48,685

Less: current portion	(26,781)	(29,205)
Long-term portion of obligation	$–	$19,480

Cusac Gold Mines Ltd.
Notes to Consolidated Financial Statements
September 30, 2007
(Unaudited)

7.	Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Amortization is recorded over the estimated useful life of the property, plant and equipment on the declining balance basis as follows:

Mine plant and buildings	10%
Mine equipment	30%
Office equipment	20%
Automotive equipment	30% - 30%
Leasehold improvements	over lease term

		September 30,		December 31,
		2007		2006
		Accumulated
	Cost	Amortization	Net	Net
Automotive equipment	$216,833	$179,486	$37,347	$61,943
Mine plant and buildings	600,341	528,913	71,428	–
Mine equipment	2,192,702	1,677,454	515,248	641,732
Office equipment	71,359	62,567	8,792	14,487

	$3,081,235	$2,448,420	$632,815	$788,864

At September 30, 2007, mine equipment includes an asset acquired under capital lease at a cost of $55,104, less $25,212 of accumulated amortization for a net book value of $29,892.

8.	Resource Properties

Exploration costs pertaining to individual resources prospects are charged to income as incurred except for expenditures on specific properties having indications of the presence of a mineral resource with the potential of being developed into a mine. In this case, acquisition, exploration and development costs relating to mineral properties are deferred until such time as it is determined that the costs are not likely to be recouped or mineral properties are brought into production, abandoned, or sold, at which time they are amortized on the unit of production basis over the estimated life of the property or written off to earnings. Revenue incidental to exploration and development activities, including the proceeds on sales of partial properties, is credited against the cost of related properties. Properties that include certain abandoned claims are carried at cost unless only minimal exploration costs were incurred on abandoned claims, in which case the cost of acquisition is apportioned at cost unless there is an abandonment of the

Company’s interest, at which time the cost is written off. Gains or losses on partial sales of properties are reflected in the Consolidated Statement of Operations and Deficit in the period of sale.

When the Company enters into an option agreement for the acquisition of an interest in mining properties which provides for periodic payments, such amounts unpaid are not recorded as a liability since they are payable entirely at the Company’s option.

Cusac Gold Mines Ltd.
Notes to Consolidated Financial Statements
September 30, 2007
(Unaudited)

8.	Resource Properties (continued)

On February 19, 2007 claims were purchased from D. Javorsky (Wildcat Properties) located in the Liard Mining division in consideration for $10,000 and the issue of 200,000 shares with a fair value of $48,000.

On June 7, 2007 claims were purchased from American Bonanza. The funds being paid for these claims are accounted for on the financial statements in the period that they accrue. American Bonanza has issued 1,500,000 shares upon signing of the agreement. As well a payment schedule for claims is as follows:

Funds due:	December 7, 2007	$1,500,000
	June 7, 2008	$1,500,000
	December 7, 2008	$1,500,000
	June 7, 2009	$1,500,000
	TOTAL	$6,000,000

	September 30,	December 31,
	2007	2006
British Columbia, Canada
Table Mountain Mine
Cost of claims	$773,402	$773,402
Deferred exploration and development	8,821,174	7,105,167
	9,594,576	7,878,569
Less:
Accumulated amortization	(3,550,000)	(3,550,000)
Accumulated write-downs	(2,117,000)	(2,117,000)
	$3,927,576	$2,211,569

Table Mountain Mine

The Table Mountain Property (the “Property”) is located in the Cassiar district of British Columbia. The

Property consists of 48 full and fractional mineral claims and Crown Grants, with hard rock claims covering an area of approximately 15,128 hectares or 138 square kilometers. During the nine month period ended September 30, 2007, the Company reviewed its land holdings and increased its holdings to cover additional areas prospective for economic mineralization.

Included in deferred development costs is $264,444 on deposit with regulatory authorities to ensure costs of environmental reclamation charges are provided for.

Cusac Gold Mines Ltd.
Notes to Consolidated Financial Statements
September 30, 2007
(Unaudited)

8.	Resource Properties (continued)

Table Mountain Mine (continued)

During the nine month period ended September 30, 2007, the Company incurred deferred development costs of $1,716,007.

Commitments:

Certain historically non-producing claims carry obligations for the Company to pay net smelter return royalties of 2½% and a 10% net profits interest on production from these claims.

There was a lien in favor of the Province of British Columbia against the Table Mountain Mine property in connection with unpaid mineral taxes. The Company has provided collateral for the obligation in the form of a letter of credit as outlined in Note 9, which secured the removal of the lien.

The amounts payable will be reduced by the Company’s expenditures on infrastructure decommissioning and physical reclamation work related to mine closure.

On August 8, 2006, the Ministry of Mines and Energy issued a new Amended Permit approving Work System and Reclamation plan to the Company related to the Table Mountain Mine property, for which a written permit was issued on November 6, 2006. This permit requires the Company to deposit $705,000 with the Minister of Finance for security, according to the following installment schedule:

On or before	Amount
Amount Paid	$564,444
December 31, 2008	140,556
Total	$705,000

9.	Bank Indebtedness

The Company has a $350,000 line of credit with a bank bearing interest at prime per annum which is collateralized by the Company’s cash and flow-through share proceeds.

Cusac Gold Mines Ltd.
Notes to Consolidated Financial Statements
September 30, 2007
(Unaudited)

10.	Loans From Related Parties

Loan payable to director bearing no interest, security or fixed terms of repayment amounted to $41,817 as at September 30, 2007 (December 31, 2006 - $12,605).

11.	Convertible Debentures

On May 31, 2006, the Company issued 813 convertible debentures for gross proceeds of $ 3,048,750 less financing fees of $213,413. The debentures are classified as a liability. The debentures issued are convertible into common shares and secured by a charge over all the assets of the Company, maturing on 18 months after the date of issue. The debentures bear interest at an annual rate of 11%. Accrued interest payable at September 30, 2007 was $108,646, (December 31, 2006 - $18,631).

The convertible debenture is a compound financial instrument. Accordingly, the fair value of the conversion right forming part of the convertible debenture has been classified as part of the shareholders’ equity with the balance of the proceeds classified as a financial liability. The carrying value of the financial liability is being accreted to the principal amount as additional interest expense over the term of the convertible debenture.

Upon exercise of the conversion right, the holder will receive the number of common shares by dividing the amount of the debenture converted by the lesser of (a) $0.35 and (b) the greater of (i) the volume weighted average trading price for the five trading days immediately before the closing date; and (ii) $0.30.

On July 25, 2006 the Company issued 4,997,511 detachable warrants to the holders of the convertible debentures (6,147 warrants for each convertible debenture). Each entitles the holder to purchase one common share for $0.35 upon exercise of the warrant. Also approved was the issuance of 101,548 broker’s warrants, each warrant entitles the holder to purchase one common share at a price of $0.305 per share for a period of 18 months, expiring on November 30, 2007.

On February 22, 2007, convertible debentures with a face value of $37,500 were converted into 122,950 common shares at $0.305 per share. On April 10, 2007, convertible debentures with a face value of $56,250 were converted into 184,426 common shares at $0.305 per share.

The debentures are classified as a liability, less the portion relating to the conversion features ($1,156,526) and detachable warrants ($440,319) which are classified as an equity component. As a result, the recorded liability to repay the notes is lower than its face value.

The difference of $1,596,845 (“the discount”) is being charged to earnings and the added liability over the terms of the debentures using the effective rate method and the 39.66% rate implicit in the calculation.

Cusac Gold Mines Ltd.
Notes to Consolidated Financial Statements
September 30, 2007
(Unaudited)

11.	Convertible Debentures (continued)

	9 months ended	Year ended
	September 30, 2007	December 31,2006

Fair value of convertible debentures on issue	$1,407,259	$1,451,905
Accretion of debt discount for the period	1,309,476	485,551
Liability component	$2,716,735	$1,937,456

Equity component of convertible debenture	$1,596,845	$1,596,845
Financing costs allocated to equity component	(101,633)	(101,633)
Equity component	$1,495,212	$1,495,212

Of the $213,413 financing costs and $10,149 of legal expenses related to the convertible debentures, $121,929 was allocated to the debt component of the convertible debentures and $101,633 was allocated to their equity component based on the proportion of gross proceeds allocated to debt and equity.

	September 30	December 31
	2007	2006

Deferred financing costs allocated to debt component	$121,929	$121,929
Less: accumulated amortization	(109,826)	(55,376)
Deferred financing charges	$12,103	$66,553

Cusac Gold Mines Ltd.
Notes to Consolidated Financial Statements
September 30, 2007
(Unaudited)

12.	Asset Retirement Obligations

Effective January 2, 2004, the Company has retroactively adopted CICA 3110, “Asset Retirement Obligations: The Company retroactively recorded the fair value of an asset retirement obligation as a liability in the period in which it incurred a legal obligation associated with the retirement of tangible long lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The obligation was measured initially at fair value using present value methodology, and the resulting costs were expensed. In subsequent periods, the liability will be adjusted for any changes in the amount or timing of the underlying future cash flows. Any change in estimates of asset retirement obligations is recorded in accordance with CICA 1506, “Change in Accounting Estimates”. The discount accretion of the liability is included in determining the results of operations.

The Company estimated its asset retirement obligations based on its understanding of the requirements to reclaim, decommission and clean up its Table Mountain Mine site. The estimated costs have been reduced by the estimated salvage value recoveries. The Company estimated that a total of approximately $705,000 (2005 - $705,000) commencing immediately would be required to complete the retirement obligations. In recording the estimated initial present value of the obligations, a discount factor of 5.0% (2005 - 5%) (the credit-adjusted risk free rate) was used. The majority of the Company’s asset retirement obligations related to the Table Mountain Mine were incurred when the Company initially commenced production in 1993; accordingly, amortization of the discount has been retroactively recalculated from 1993. The asset portion of the asset retirement obligations was retroactively written off in 1997, the same time that the Company earlier recorded an impairment reserve on the Table Mountain Mine.

As at September 30, 2007, the asset retirement liabilities accrued are $659,510 (December 31, 2006 - $638,002).

The asset retirement obligations accrual required management to make significant estimates and assumptions. Actual results could materially differ from these estimates. The liability for accrued asset retirement obligations is comprised as follows:

Balance, December 31, 2006	638,002
Accretion expense	21,508
Balance September 30, 2007	$659,510

Cusac Gold Mines Ltd.
Notes to Consolidated Financial Statements
September 30, 2007
(Unaudited)

13.	Share Capital

	Shares Issued	Amount
Balance, December 31, 2006	68,926,436	$23,872,120
Issued during the period	122,950	37,500
Common shares – net of issue cost	76,924	20,000
Options exercised	1,000,000	193,500
Balance, March 31, 2007	70,012,631	$24,123,120
Issued during the period	8,161,634	1,585,860
Debentures exercised for shares	184,426	56,250
Options exercised	488,000	59,840
Balance June 30, 2007	78,846,691	$25,825,070
Issued during the period	5,315,500	632,914
Options exercised	236,500	44,475
Balance September 30, 2007	84,162,191	$26,502,459

In November and December 2006, by way of a non-brokered private placement, the Company issued 3,670,500 flow-through units at a price of $0.26 per unit, for gross proceeds of $954,330, less cash share issuance costs of $155,441 and agent’s warrants of $22,544. Each flow-through unit consisted of one flow-through common share, and one-half non-flow through purchase warrant. Each whole warrant entitles the holder to purchase an additional non-flow through common share of the Company at $0.34 for a period of one year.

On February 20, 2007 Baseline Resources converted 10 debentures to shares for a total of 122,950 shares and a value of $37,500. These shares were converted at $0.305 per share.

On April 30, 2007, David Javorsky was issued 200,000 shares at $0.24 per share.
On May 8, 2007, 3,673,000 flow through shares were issued at $0.27 per share.
On May 8, 2007, 2,098,000 non flow through shares were issued at $0.23 per share.
On May 17, 2007, 555,555 flow through shares were issued at $0.27 per share.
On May 17, 2007, 37,000 non flow through shares were issued at $0.23 per share.

On June 22, 2007, American Bonanza was issued 1,500,000 shares at $0.24 per share as part of the agreement to purchase claims from same.

On July 17, 2007, by way of a brokered private placement, the Company issued 900,000 units at a price of $0.17 per unit, for gross proceeds of $153,000, less cash share issuance costs of $10,710 and 72,000 agent’s warrants with a fair value of $5,040. Each unit consists of one common share and one half of one share purchase warrant. Each whole warrant entitles the holder to purchase an additional common share at $0.20 for a period expiring January 17, 2009.

On August 23, 2007, by way of a non-brokered private placement, the Company issued 4,179,000 units at a price of $0.17 per unit, for gross proceeds of $710,430, less cash share issuance costs of $71,043 and 417,900 agent’s compensation options. Each unit consists of one common share and one half of one share purchase warrant. Each whole warrant entitles the holder to purchase an additional common share at $0.20 for a period expiring February 23, 2009.

Cusac Gold Mines Ltd.
Notes to Consolidated Financial Statements
September 30, 2007
(Unaudited)

13.	Share Capital (continued)

A summary of the warrants outstanding at September 30, 2007 is as follows:

Number	Exercise Price	Expiry Date
1,835,250	$0.34	November 6, 2007
222,930	$0.26	November 9, 2007
728,471	$0.24	November 30, 2007
27,370	$0.26	December 11, 2007
426,192	$0.23	November 17, 2008
1,836,500	$0.35	November 8, 2008
1,345,277	$0.35	November 17, 2007
522,000	$0.20	January 17, 2009
2,089,500	$0.20	February 23, 2009
9,033,490	$0.28

Stock Options

The Company has a Stock Option Plan (“the Plan”) for directors, officers and employees. The maximum number of Common Shares to be issued under the Plan is 5,000,000 provided that the Company cannot at any given time have more than 10% of its issued shares under option.

The number of shares reserved for issuance at any one time to any one person shall not exceed 5% of the outstanding shares issued. Options granted must be exercised no later than ten years after the date of the grant or such lesser periods as regulations require.

The following table summarizes the number of fully-exercisable stock option transactions and the weighted-average exercise prices thereof:

	Number of	Weighted-Average
	Options	Exercise Price

Outstanding at December 31, 2006	2,748,500	$0.23
Granted	2,110,000	0.23
Cancelled/expired	(72,000)	0.15
Exercised	(1,724,500)	0.20
Outstanding at September 30, 2007	3,062,000	$0.25

Cusac Gold Mines Ltd.
Notes to Consolidated Financial Statements
September 30, 2007
(Unaudited)

13.	Share Capital (continued)

Stock Options

On March 9, 2006, the Company granted 870,000 stock options, each entitling the holder to purchase one common share at $0.24 per share for a period of one year.

On April 26, 2006, the Company granted 540,000 stock options, each entitling the holder to purchase one common share at $0.31 per share for a period of three years.

On August 25, 2006, the Company granted 400,000 stock options, each entitling the holder to purchase one common share at $0.27 per share for a period of three years.

On April 20, 2007, the Company granted 1,400,000 stock options, each entitling the holder to purchase one common share at $0.24 per share for a period of 22 months.

On May 4, 2007, the Company granted 710,000 stock options, each entitling the holder to purchase one common share at $0.22 per share for a period of 2 years.

A summary of the common share options exercisable and outstanding at September 30, 2007 is as follows:

Number
of Options	Exercise Price	Expiry Date

170,000	$0.15	December 23, 2007
300,000	$0.24	March 9, 2008
540,000	$0.31	April 25, 2010
282,000	$0.27	August 25, 2008
70,000	$0.25	November 24, 2008
990,000	$0.24	February 21, 2009
710,000	$0.22	May 4, 2009

3,062,000

14.	Stock –Based Compensation

The Company uses the fair value based method for all stock-based awards granted on or after January 1, 2004 and to account for the grants as compensation expense in its financial statements.

The value of stock options granted is estimated on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected term of the option and stock price volatility. The expected term of options granted is determined based on historical data on employee exercise behaviour. Expected volatility is based on the historical volatility of the share price of the Company. These estimates involve inherent uncertainties and the application of management judgement. In addition, the Company is required to estimate the expected forfeiture rate and only recognize expense for those options expected to vest. As a result, if other assumptions had been used, the recorded stock-based compensation expense could have been different from that reported.

Cusac Gold Mines Ltd.
Notes to Consolidated Financial Statements
September 30, 2007
(Unaudited)

14.	Stock –Based Compensation (continued)

Effective January 1, 2004, with retroactive effect the Company adopted the fair value based method of accounting for all stock option compensation. The compensation expense is determined using the Black-Scholes option pricing model.

Weighted-average assumptions used in calculating compensation expense in respect of options granted to consultants and employees were as follows:

	September 30
	2007	2006
Risk-free rate	4.43%	4.07%
Dividend yield	Nil%	Nil%
Volatility factor of the expected market price of the Company’s
common shares	78.8%	78%
Average expected life of the options (months)	24	31

Compensation expense charged to income	$317,103	$138,580

For the nine month period ended September 30, 2007 the compensation cost for stock options granted totaled $317,103 (2006 - $195,400), which was included in administrative expenses and credited to contributed surplus.

15.	Related Party Transactions

Related party transactions not disclosed elsewhere in these financial statements include:

Remuneration paid or payable to directors and officers of the Company during the nine months ended September 30, 2007 amounted to $78,500 (2006 - $76,500). In addition, $150,000 severance pay was paid to a director during the nine months ended September 30, 2006. As at September 30, 2007, $60,220 was included in accounts payable to a director for remuneration.

During the period ended September 30, 2007, the Company received $275,000 as cash advances from a company with common directors of which $105,000 has been repaid. As at September 30, 2006, a balance of $170,000 remained and is included in accounts payable and accrued liabilities.

During the nine month period ended September 30, 2007, the Company was advanced $200,000 from a company with common directors towards expenses to be incurred on behalf of the related company. As at September 30, 2007, a balance of $137,601 remained and is included in accounts payable and accrued liabilities.

During the nine months ended September 30, 2007, the Company received $109,004 (2006 - $36,400) for rent and administrative services provided to a company with common directors. The full amount is recorded as a reduction of administration expenses.

Cusac Gold Mines Ltd.
Notes to Consolidated Financial Statements
September 30, 2007
(Unaudited)

15.	Related Party Transactions (continued)

As at September 30, 2007, the Company was owed $86,644 (December 31, 2006 - $167,670) for ore hauling, road maintenance and other mine operations services from an entity owned by a related party. Total payments to this entity during the period were $81,026.

The above-noted transactions were in the normal course of business and were measured at the exchange value, which was the amount of consideration established and agreed to by the related parties.

During the nine months ended September 30, 2007, the Company sold a vehicle to a director for proceeds of $6,515, being equal to the net book value at the time of sale.

16.	Commitments

Commitments not disclosed elsewhere in these financial statements include:

The Company has entered into a lease agreement for office premises in the amount of $2,683 per month, expiring November 29, 2009.

17.	Loss Per Share

Basic loss per share is calculated by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the year. Diluted earnings per share reflects the potential dilution of securities that could share in earnings of an entity. In a loss year, potentially dilative common shares are excluded from the loss per share calculation as the effect would be anti-dilutive. Basic and diluted loss per share are the same for the years presented.

For the nine-month periods ended September 30, 2007, potentially dilative common shares (relating to options, warrants and convertible debt outstanding at period end) totaling 21,945,490 (2006 – 26,635,756) were not included in the computation of loss per share because their effect was anti dilutive.

18.	Flow-Through Shares

In March 2004, the Canadian Institute of Chartered Accountants issued Emerging Issue Committee

Abstract No. 146, “Flow-through Shares”, which clarifies the recognition of previously unrecorded future income tax assets caused by renouncement of expenditures relating to flow-through shares. The Company has adopted prospectively the new recommendation for flow-through shares issued after March 19, 2004 and now records the tax effect related to the renounced deductions as a reduction of income tax expense in the statement of loss and deficit on the date that the Company renounces the deductions for investors whereas previously the tax effect was recorded as a credit to equity. At September 30, 2007, the Company had $367,875 remaining to be spent on exploration expenditures related to flow-through shares.

Cusac Gold Mines Ltd.
Notes to Consolidated Financial Statements
September 30, 2007
(Unaudited)

19.	Revenue

The Table Mountain Mine started production in February of 2007, and is producing two types of revenue:

Dore’ and flotation concentrate. The flotation concentrate is shipped in bags to Japan and the Dore’ is sold to Technic located in British Columbia.

The treatment charges are considerably different for both types of product. A breakdown of costs pertaining to the sale of the product is as follows:

Flotation Concentrate Revenue for period		$195,249
Less:	Treatment and Refining	(23,105)
Less:	Barge Costs	(6,606)
Less:	Handling Commission	(821)
Less:	Trucking Costs	(7,992)
Net Revenue for Flotation Concentrate		$156,725

Dore’ Revenue for period		$211,479
Less:	Treatment and Refining	(1,802)
Net Revenue for Dore’		$209,677

Total Net Revenue for Period		$366,402

20.	Differences Between Canadian and United States Generally Accepted Accounting Principles

These financial statements do not include the disclosures regarding the differences between Canadian and United States Generally Accepted Accounting Principles.

21.	Subsequent Events

On November 6, 2007, a total of 1,835,250 warrants with an exercise price of $0.34 per share expired unexercised, and on November 9, 2007, a total of 222,930 warrants with an exercise price of $0.26 per share expired unexercised.

On November 9, 2007, the Company and Hawthorne Gold Corp. (“Hawthorne”) entered into a binding Letter Agreement (the “Letter Agreement”) to combine the two companies by way of a Plan of Arrangement or other statutory procedure (the “Transaction”), as approved by both companies Board of Directors. The resulting entity will hold a balanced portfolio of gold exploration, development and near - term production assets, all located in British Columbia, Canada. The Transaction is subject to a number of conditions and approval, including, but not limited to, settlement of a Definitive Arrangement Agreement, approval by a special majority of the Shareholders and Convertible Debentureholders of the Company, an order of the Supreme Court of British Columbia and approval of the TSX Venture Exchange. Under the proposed terms of the Transaction, shareholders of the Company will receive one common share of Hawthorne in exchange for each seventeen common shares of the Company. In addition, for each two dollars of principal and interest owed to each the Company’s Convertible Debentureholder, Hawthorne will issue one Hawthorne common share in consideration.